July 20, 2012

BY EDGAR AND FEDEX

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:	The Talbots, Inc.
Schedule TO-T filed by TLB Merger Sub Inc., TLB Holdings
LLC, Sycamore Partners, L.P., and Sycamore Partners A, L.P.
Amendment No. 1 to Schedule TO-T Filed June 19, 2012
Amendment No. 2 to Schedule TO-T Filed June 25, 2012
Amendment No. 3 to Schedule TO-T Filed June 29, 2012
Amendment No. 4 to Schedule TO-T Filed July 6, 2012
Amendment No. 5 to Schedule TO-T Filed July 12, 2012
Amendment No. 6 to Schedule TO-T Filed July 16, 2012
Amendment No. 7 to Schedule TO-T Filed July 20, 2012
File No. 005-50389

Dear Ms. Duru:

On behalf of TLB Merger Sub Inc., TLB Holdings LLC, Sycamore Partners, L.P., Sycamore Partners A, L.P. and Sycamore Partners Management, L.L.C. (the “Filing Parties”), enclosed please find Amendment No. 7 to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2012, as amended by Amendment No. 1 to the Schedule TO-T filed with the Commission on June 19, 2012, Amendment No. 2 to the Schedule TO-T filed with the Commission on June 25, 2012, Amendment No. 3 to the Schedule TO-T filed with the Commission on June 29, 2012, Amendment No. 4 to the Schedule TO-T filed with the Commission on July 6, 2012, Amendment No. 5 to Schedule TO-T filed with the Commission on July 12, 2012 and Amendment No. 6 to Schedule TO-T filed with the Commission on July 16, 2012 (collectively referred to herein as the “Schedule TO”). An electronic version of Amendment No. 7 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Filing Parties to the comments of the Staff contained in the Staff’s letter to TLB Merger Sub Inc., dated July 5, 2012, relating to the Schedule TO. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated June 15, 2012, which was filed as Exhibit (a)(1)(A) to the Schedule TO.

Schedule TO-T/A filed June 29, 2012

General

Comment No. 1

We note your response to prior comment 1 and partially reissue the comment. There appear to be other factors relevant to the analysis of whether affiliates of the Sponsor should also be added as co-bidders. Refer to the Background disclosure included in your initial filing in which you describe the significant role of Sycamore Partners Management, LLC in the initiating, structuring and negotiating of the tender offer. In this regard we note the revision to such discussion such that it now only identifies Sycamore Partners L.P., one of the newly added co-bidders, as the entity principally involved at this initial stage of negotiations with Talbots, Inc. Please supplementally advise us of the reason for this change. Please also see our subsequent comment.

Response:

The Filing Parties respectfully advise the Staff that they have revised the relevant disclosure to reflect the role of Sycamore Partners Management, L.L.C. (“Management”) in initiating, structuring and negotiating the tender offer.

Comment No. 2

Notwithstanding your response to prior comment 1 and the revision noted above in your June 29, 2012 amendment, we refer you to the various preliminary agreements such as the Confidentiality Agreement and Exclusivity Agreement, which were signed by Sycamore Partners Management, LLC during the initial structuring and negotiation of the transaction. Accordingly, please revise to include as a co-bidder, Sycamore Partners Management, LLC. Also, referencing your consideration of the questions outlined in the Current Issues Outline, provide us with further analysis of the factors you considered in determining that Sycamore Partners MM, LLC and Sycamore Partners GP, LLC do not need to be named as co-bidders. Finally, we also note reference in the Equity Commitment Letter to the Sponsor’s ability to assign its contribution obligation to affiliates. Confirm your understanding that if this were to occur, it would also necessitate a revision to the offer to purchase to identify any such assignees as co-bidders and would constitute a material change.

Response:

In response to the Staff’s comment, the Filing Parties have added Sycamore Partners

Management, L.L.C. as a co-bidder in the Offer.

Sycamore Partners MM, L.L.C. (“Sycamore MM”) and Sycamore Partners GP, L.L.C. (“Sycamore GP” and, together with Sycamore MM, the “Non-Bidding Parties”) should not be named as co-bidders, as they are neither making the Offer, nor is the Offer being made on their behalf. Neither Sycamore MM nor Sycamore GP played a significant role in initiating, structuring and negotiating the Offer; such matters were handled by Sycamore Partners, L.P., Sycamore Partners A, L.P. and Management.  The Non-Bidding Parties did not act together with the named bidders and, given the Non-Bidding Parties’ lack of involvement in the negotiations, they do not control the terms of the Offer.  Additionally, the Non-Bidding Parties are not providing the financing for the Offer, nor did they play a primary role in obtaining such financing; the $210 million of equity financing for the Offer was committed solely by the Sponsor.  Accordingly, the Non-Bidding Parties do not constitute co-bidders as set forth in Rule 14d-1(c)(1) and Section II.D.2 of the November 14, 2000 Current Issues Outline.

The Filing Parties confirm their understanding that if the Sponsor were to assign its contribution obligation under the Equity Commitment Letter to an affiliate, it would be necessary to revise the Offer to Purchase to identify any such assignees as co-bidders and that such revision would constitute a material change.

Comment No. 3

Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. In responding to the prior comment, please revise to include the information called for by that provision with respect to each filing person added.

Response:

The Filing Parties respectfully advise the Staff that they have revised the Schedule TO to include the information called for by Item 3 of Schedule TO and Item 1003(a) of Regulation M-A for Sycamore Partners Management, L.L.C.

Source and Amount of Funds, page 30

Comment No. 4

We disagree with your response to prior comment 3 and we reissue it.

Response:

The Filing Parties respectfully advise the Staff that the Financing Proceeds Condition is no longer a condition to the consummation of the Offer.

*              *              *

If you have any questions regarding any of the responses in this letter or Amendment No. 7, please call me at (312) 558-5792.

Respectfully submitted,

/s/ James P. Faley, Jr.

James P. Faley, Jr.

Enclosure

cc:	Gary M. Holihan
Stefan L. Kaluzny
R. Cabell Morris
David A. Sakowitz